

November 2, 2011

Via E-mail
Mr. Ken Martin
Chief Executive Officer and Chief Accounting Officer
Hitor Group, Inc.
6513 132nd Ave NE #376
Kirkland, WA 98033

> RE:   **Hitor Group, Inc.**
> **Amendment No. 3 to Form 10-K for the fiscal year ended**
>   **December 31, 2010**
> **Filed October 13, 2011**
> **Form 10-Q for the quarterly period ended June 30, 2011**
> **Filed October 13, 2011**
> **File No. 333-103986**

Dear Mr. Martin:

     We have reviewed your response letter received October 13, 2011 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form 10-K for the Fiscal Year Ended December 31, 2010

Facing page of Form 10-K/A filed on October 13, 2011

1.    We note that your response to prior comment 5 states that you have revised the facing page to indicate that you are not required to file reports; however, your facing page continues to indicate that you are required to file them. Please revise or advise.

Item 1.  Business

2.    We note your revised disclosure in response to prior comment 7. Please revise to more clearly define the "Nano-Jet product" and the "Hitor Group fuel saving device." For instance, please revise to explain whether the product/devise is an engine, a particular part of an engine or a non-engine product. Please also revise to disclose the dollar amount you spent, if any, on research and development activities during the fiscal year.

Item 2.  Properties

3.    We note your response to prior comment 11, but your Item 10 disclosure continues to indicate that "Hitor Group has two factories in China to produce the Nano Jet products." We therefore reissue the comment. Please tell us why you do not have corresponding disclosure under Item 2 or revise your disclosure as appropriate.

Item 8.  Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

4.    Your responses to prior comments 17 and 18 stated that the report had been revised, but did not explain how the report was revised to comply with our prior comments. We continue to note that the report references restated financial statements and we do not see any financial statements that were marked as restated and noted no disclosures of restatements in the notes to the financial statements. We also continue to note that the report references Note 4 in the last paragraph which appears to be incorrect since Note 2 includes the going concern discussion. In your response, please explain why the report references restated financial statements and note 4 instead of Note 2. To the extent that these references are errors, they should be corrected in an amendment to your Form 10-K. Please refer to ASC 250-10-50-10.

Statements of Stockholders' Deficit, page F-4

5.      While your response states that you revised this statement in response to prior comment 21, we continue to note that the statement does not include information for the period from inception on July 15, 2005 through December 31, 2005. The statement begins with the balance as of December 31, 2005. As previously requested, please amend your statements of stockholders' deficit to include the period from inception through December 31, 2005. Refer to ASC 915-215-45-1.

Statements of Cash Flows, page F-5

6.      Please reconcile the cash proceeds received from the sale of common stock of $790,000 for the period from inception through December 31, 2010 with your statements of stockholders' deficit on page F-4.

Note 1.  Organization and Summary of Significant Accounting Policies

Inventory

7.      We did not locate the revisions to the notes to which you referred in your response to prior comment 24. Additionally, we requested you to provide us with certain information in your response, including the company's analysis of U.S. GAAP in determining the appropriate accounting for the inventory. We continue to note from your June 30, 2011 Form 10-Q that there has been no change in the balance of inventory. As previously requested, please respond to the following:

- Please tell us the nature of the imported parts inventory held as of December 31, 2009 and 2010 and June 30, 2011 of $75,968.

- Please tell us how the company considered ASC 330-10-35 in its accounting policies for inventory, especially given the fact that the company had no significant sales in 2009 or 2010 and no sales in the six months ended June 30, 2011. Please explain in the response how you determined that the inventory is properly stated at the lower of cost or market.

Item 14.  Principal Accountant Fees and Services

8.      Please tell us why you disclose no audit fees for 2010 and 2009.

Item 15. Exhibits

9.      We note your revised disclosure in response to prior comment 36. Please revise to file your charter and by-laws. To the extent that you have previously filed these documents, please revise to disclose where you have filed them.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Item 1. Financial Statements

Statements of Operations, page F-2

10.     Please amend to reconcile your cumulative statement of operations from inception
        through June 30, 2011 with your statements of operations for the six months
        ended June 30, 2011 and your cumulative statement of operations from inception
        through December 31, 2010 (as shown on page F-3 of Amendment No. 3 to your
        Form 10-K for the fiscal year ended December 31, 2010).

Statements of Cash Flows, page F-3

11.     We note that the amount of cash and cash equivalents at the end of the period in
        your statements of cash flows from inception through June 30, 2011 is $(4,624)
        and does not agree to your cash and cash equivalents as of June 30, 2011 of
        $6,509 shown on the balance sheet on page F-1. Please amend your Form 10-Q
        to correct the financial statements so that the amounts shown reconcile.

12.     In this regard, we further note that the amounts presented for (i) Depreciation and
        amortization, (ii) Accounts payable and accrued expenses, (iii) Proceeds from
        notes payable, (iv) Proceeds from notes payable, and (v) Convertible notes
        payable in your statements of cash flows for the period from inception to June 30,
        2011 do not properly roll forward from your March 31, 2011 statements of cash
        flows on page F-3 of Amendment No. 2 to your Form 10-Q for the quarterly
        period ended March 31, 2011. Please revise to correctly present the information
        or advise us.

Acknowledgements

13.     As previously requested, please provide a written statement from the company
        acknowledging that:

        •   the company is responsible for the adequacy and accuracy of the disclosure in
            the filing;

        •   staff comments or changes to disclosure in response to staff comments do not
            foreclose the Commission from taking any action with respect to the filing;
            and

        •   the company may not assert staff comments as a defense in any proceeding
            initiated by the Commission or any person under the federal securities laws of
            the United States.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters.  Please contact Joseph McCann at (202) 551-6262 or Tim Buchmiller at (202) 551-3635 if you have questions on any other comments.  You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant